EXHIBIIT 7.1

FIXED CHARGE COVERAGE RATIO

	Year ended April 30
	2005	2004 (i)	2003 (i)	2002	2001
Earnings (ii)	$92.2	$45.7	$79.4	$55.5	$28.3

Fixed charges
Interest expense	35.9	22.6	33.8	47.9	56.6
Portion of rent expense representative of interest factor	20.2	17.2	18.6	17.7	19.2
Earnings as adjusted	$148.3	$85.5	$131.8	$121.1	$104.1

Fixed charges
Interest expense	$35.9	$22.6	$33.8	$47.9	$56.6
Portion of rent expense representative of interest factor	20.2	17.2	18.6	17.7	19.2
Fixed charges, as adjusted	$56.1	$39.8	$52.4	$65.6	$75.8
Fixed charge coverage ratio	2.6	2.1x	2.5x	1.8x	1.4x

(i)	Reclassified - See Note 4 to our audited consolidated financial statements included elsewhere in this Annual Report.
(ii)	For the purpose of this calculation, earnings is defined as earnings from continuing operations before income taxes and undistributed earnings from equity investees.

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